Exhibit 6.3

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT is dated as of November 3, 2014, and is between Photo-Eyewear, Inc., a corporation organized under the laws of the state of Delaware (“Employer”), and Ronald D. Blum, O.D. (“Executive”).

R E C I T A L S:

WHEREAS, Executive desires to continue as an employee of the Employer, and the Employer desires to retain the services of the Executive on the terms and conditions set forth herein.

In consideration of the mutual promises herein contained, the parties hereby agree as follows:

1. Employment.

1.1 General. Employer hereby employs Executive as its President and Chief Executive Officer, and Executive hereby accepts such employment, on the terms and conditions hereinafter set forth.

1.2 Duties. Executive shall have the authority to implement the policies and decisions of the Board of Directors and to direct Employer’s business strategy, development and operations. Except as provided for in Section 3.2.5 below, Executive shall (a) report only to the Board of Directors and keep the Board of Directors informed on a timely basis as to the business, affairs, operations and prospects of Employer, and (b) not be subject to the authority, direction or discretion of any officer, whether in a position now existing or hereafter created or appointed.

1.3 Full Time Position. Executive acknowledges that his Employment is a full-time position; provided, however, the Company acknowledges and agrees that Executive has other companies and may attend to outside investments and serve as a director, trustee or officer of or otherwise participate in educational, welfare, social religious, civic organizations and Executive’s other businesses.

1.4 Ancillary Agreements. Executive agrees to execute and deliver the Proprietary Information and Invention Assignment Agreement attached hereto as Exhibit A and the Indemnification Agreement attached hereto as Exhibit B contemporaneous with the execution of this Agreement.

1.5 Location of Employment. Executive’s place of employment shall be the Roanoke, Virginia.

2. Compensation and Benefits.

2,1 Salary. Employer will pay to Executive, and Executive will accept, as full compensation for any and all services rendered and to be rendered by him during the Employment Period to Employer in all capacities, a base salary at the annual rate of $240,000.00 (the “Base Salary”) less applicable withholding; provided, however, Employer shall accrue 50% of Executive’s Base Salary until Employer closes on at least $1,000,000, at which time Executive accrued Base Salary shall be due and payable. During the Employment Period, Base Salary shall be reviewed at least annually and, shall be increased from time to time to reflect increases in the cost of living and such other increases (but not reductions) as shall be consistent with increases in base salary awarded in the ordinary course of business to other key executives. Salary shall be payable in those installments customarily used in payment of salaries to Employer’s executives (but in no event less frequently than monthly).

2.2 Bonus.

2.2.1 Performance Bonus, So long as Executive remains an employee of Employer, Executive shall be entitled to an annual performance bonus (the “Performance Bonus”) upon Employer achieving certain performance goals as are mutually agreed to between Executive and Employer from time to time no later than the second month of each calendar year, with the amount of such annual Performance Bonus to be based on a percentage of Base Salary and agreed upon between the Executive and the Employer at that time.

2.2.2 Payment. Any bonus to be paid for or with respect to a calendar year under this Section 2.2 shall be paid not later than ninety (90) days after the end of the applicable calendar year.

2.3 Executive Benefits.

2.3.1 Expenses. Employer will reimburse Executive for expenses he reasonably incurs in connection with the performance of his duties (including business travel and entertainment expenses), all in accordance with Employer’s policy with respect thereto.

2.3.2 Employer Plans. Executive will be entitled to participate in such employee benefit plans and programs as Employer may from time to time offer or provide to employees of Employer, including, but not limited to, participation in life insurance, health and accident and medical plans and programs. Executive’s participation in and benefits under any such plan shall be on the terms and subject to the conditions specified in the governing document of the particular plan, except that to the extent that Employer is able to do so, Employer will permit Executive’s participation in each such plan immediately upon the commencement of his employment hereunder without any waiting period.

2.3.3 Vacation and Sick Leave. During the Employment Period, Executive shall be entitled to three (3) weeks’ vacation for each 12 month period Executive is employed by Employer, which shall be taken at the mutual convenience of the Executive and Employer, plus normal holidays. To the extent not used in a calendar year, Executive may carry over five (5) days of Vacation into the immediately subsequent year. Executive shall be entitled to such periods of sick leave allowance each year which shall not be less than as provided under Employer’s sick leave policy for other executive officers of Employer.

3. Employment Period; Termination.

3.1 Employment Period. Executive’s employment by Employer shall be “at-will” employment and will continue until terminated as provided for hereunder (the “Employment Period”). Upon termination of the Employment Period pursuant to Sections 3.2.2 through 3.2.6, inclusive, Executive will be released from any duties hereunder (except for such duties as may expressly survive such termination) and the obligations of Employer to Executive will be as set forth in Section 3.3.

3.2 Events of Termination. The Employment Period will terminate upon the occurrence of any one or more of the following events:

3.2.1 Death. In the event of the Executive’s death, the Employment Period will terminate on the date of death.

3.2.2 Disability. In the event of Executive’s Disability (as hereinafter defined), Employer will have the option to terminate the Employment Period by giving a Notice of Termination to Executive. The Notice of Termination shall specify the date of termination, which date shall not be earlier than thirty (30) days after the Notice of Termination is given. For purposes of this Employment Agreement, “Disability” means the inability of Executive to substantially perform his duties hereunder for 90 days out of 180 consecutive days as a result of a physical or mental illness, all as determined in good faith by the Board of Directors. In the event that Executive, after receipt of notice from Employer after such 180 day period, shall dispute that his permanent disability shall have occurred, he shall promptly submit to a physical examination by a licensed physician in good standing and practicing in the metropolitan Fort Worth area. Such physician shall be jointly selected by (a) Executive and Employer, or (b) if they cannot agree as to the selection of such physician, by one physician selected by Executive and one by Employer, or (c) if such two physicians cannot agree on a selection, by lot whereby any independent third party selects the name of a physician at random from a receptacle containing four pieces of paper each bearing the name (not visible to such person) of a physician, two submitted by Executive and two by Employer. Unless such physician as shall be selected by the foregoing procedure shall issue his written statement to the effect that in his opinion, based on his diagnosis, Executive is capable of resuming his employment and devoting substantially all his full time and energy to discharging his duties within ten (10) days after the date of such statement, such permanent disability shall be deemed to have occurred without further dispute by either party.

3.2.3 Termination by Employer for Cause. Employer may, at its option, terminate the Employment Period for “Cause” based on objective factors determined in good faith by a majority of the Board of Directors as set forth in a Notice of Termination to Executive specifying the reasons for termination and the failure of the Executive to cure same within ten (10) days of his receiving the Notice of Termination; provided, that in the event the Board of Directors in good faith determines that the underlying reasons giving rise to such determination cannot be cured, then said cure period shall not apply and the Employment Period shall terminate on the date of Executive’s receipt of the Notice of Termination (the “Termination Date”). For purposes of this Agreement, “Cause” is defined as (i) an act of dishonesty made by Executive in connection with Executive’s responsibilities as an employee, (ii) Executive’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) Executive’s gross misconduct, (iv) Executive’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom Executive owes an obligation of nondisclosure as a result of Executive’s relationship with the Company; (v) Executive’s willful breach of any obligations under any written agreement or covenant with the Company; or (vi) Executive’s continued failure to perform his employment duties after Executive has received a written demand of performance from the Company which specifically sets forth the factual basis for the Company’s belief that Executive has not substantially performed his duties and has failed to cure such non-performance to the Company’s satisfaction within 10 business days after receiving such notice.

3.2.4 Without Cause By Employer. Employer may, at its option, terminate the Employment Period for any reason whatsoever (other than for the reasons set forth above in this Section 3.2) by giving a Notice of Termination to Executive, and the Termination Date shall be the later of the date the Notice of Termination is given or the date set forth in such Notice of Termination.

3.2.5 Employer’s Material Breach. Executive may, at his option, terminate the Employment Period upon Employer’s “Material Breach” of this Employment Agreement and the continuation of such breach for more than thirty (30) days after written demand for cure of said breach is given to Employer by Executive (which demand will identify the acts or omissions constituting the grounds for “Material Breach” within ninety (90) days of the initial existence of the grounds for “Material Breach”). Employer’s “Material Breach” of this Agreement shall mean the occurrence of one or more of the following, without the written consent of the Executive: (a) a material reduction of Executive’s duties, position or responsibilities, or the removal of Executive from such position and responsibilities, either of which results in a material diminution of Executive’s authority, duties or responsibilities, unless Executive is provided with a comparable position (i.e., a position of equal or greater organizational level, duties, authority, compensation and status); (b) relocation of the Company outside of Roanoke, Virginia.

(i) “Change of Control” shall mean the occurrence of any of the following events: the acquisition by any one person, or more than one person acting as a group (for these purposes, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with Employer) (“Person”) that is or becomes the owner, directly or indirectly, of securities of Employer representing fifty percent (50%) or more of the total voting power represented by Employer’s then outstanding securities; provided, however, that for purposes of this subsection (i), the acquisition of additional securities by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the securities of Employer shall not be considered a “Change of Control”; or a change in the ownership of a substantial portion of Employer’s assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from Employer that have a total gross fair market value of more than fifty percent (50%) of the total fair market value of all of the assets of Employer immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (i), the following shall not constitute a change in the ownership of a substantial portion of Employer’s assets: (1) a transfer to an entity that is controlled by Employer’s stockholders immediately after the transfer; or (2) a transfer of assets by Employer to: (A) a stockholder of Employer (immediately before the asset transfer) in exchange for or with respect to Employer’s securities; (B) an entity, more than fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by Employer; (C) a Person, that owns, directly or indirectly, more than fifty percent (50%) of the total value or voting power of all the outstanding stock of Employer; or (D) an entity, more than fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in the preceding subclause (C).

For purposes of this clause (2), gross fair market value means the value of the assets of Employer, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Notwithstanding the foregoing, an Employer transaction that does not constitute a change in control event under Treasury Regulation Section 1.409A-3(i)(5)(v) or Treasury Regulation Section 1.409A-3(i)(5)(vii) shall be not be considered a “Change of Control” for purposes of this Agreement.

3.2.6 Without Cause By Executive. Executive may terminate the Employment Period for any reason whatsoever by giving a Notice of Termination to Employer. The Employer requests that the effective Termination Date pursuant to this Section 3.2.6 be the earlier of (a) the date, following the date of the Notice of Termination, upon which a suitable replacement for Executive is found by the Employer, or (b) 60 days after the date of receipt by Employer of the Notice of Termination.

3.3 Certain Obligations of Employer Following Termination of the Employment Period. Following termination of the Employment Period under the circumstances described below, Employer will pay to Executive in accordance with its regular payroll practices the following compensation and provide the following benefits in full satisfaction and final settlement of any and all claims and demands that Executive now has or hereafter may have hereunder against Employer:

3.3.1 Death; Disability. In the event that the Employment Period is terminated by reason of Executive’s death or for disability under Section 3.2.1 or Section 3.2.2, Executive or his estate, as the case may be, shall be entitled to the following payments:

(a) Base Salary through the Termination Date;

(b) A pro-rata portion of any Bonus determined under Section 2, if any, accrued on or prior to the Termination Date; such Bonus shall be paid when and as provided in Section 2.2 of this Employment Agreement; and

(c) Employer shall pay to Executive or his estate, as the case may be, the amounts and shall provide all benefits generally available under the employee benefit plans, and the policies and practices of Employer, determined in accordance with the applicable terms and provisions of such plans, policies and practices, in each case, as accrued to the date of termination or otherwise payable as a consequence of Executive’s death or disability.

3.3.2 Without Cause by Employer; Material Breach by Employer. In the event that the Employment Period is terminated by Employer pursuant to Section 3.2.4 or by Executive pursuant to Section 3.2.5, Executive shall Executive shall be entitled to receive the following:

(a) Lump Sum Payment. Employer shall pay to Executive in a lump sum, not later than 30 days after the termination of his employment be entitled to the following payments:

(i) Base Salary through the Termination Date;

(ii) Health insurance paid for twelve (12) months;

(iii) Non-compete provisions shall terminate; and

(iv) a pro-rata portion of any Bonus determined under Section 2, if any, accrued on or prior to the Termination Date; such Bonus shall be paid when and as provided in Section 2.2 of this Employment Agreement.

(b) Continuing Payments of Base Salary. Employer shall pay to Executive continuing payments of Base Salary, payable in accordance with the regular payroll practices of Employer, for twelve (12) months.

(c) Stock Options/Restricted Stock. Except as may be expressly provided for in writing with respect to any one or more stock options granted after the date hereof, all stock options granted to Executive under any of Employer’s Plans shall become immediately exercisable (and vest) as of the date of Termination.

3.3.3 Termination by Executive Without Cause or by Employer for Cause. In the event the Employment Period as terminated by Executive pursuant to 3.2.6 or by Employer pursuant to Section 3.2.3, Executive shall be entitled to no further compensation or other benefits under this Employment Agreement except as to that portion of any unpaid Base Salary and other benefits accrued and earned by him hereunder up to and including the effective date of such termination, Executive shall not be entitled to receive any Bonus determined under Section 2 of this Employment Agreement or otherwise, except that Executive shall be entitled to receive any Bonus earned but not yet paid in respect of any prior fiscal year and other benefits, if any, in accordance with applicable plans and policies of Employer.

3.4 Nature of Payments. All amounts to be paid by Employer to Executive pursuant to this Section 3 are considered by the parties to be severance payments. In the event such payments are treated as damages, it is expressly acknowledged by the parties that damages to Executive for termination of employment would be difficult to ascertain and the above amounts are reasonable estimates thereof.

3.5 No Mitigation; No Offset; Release of Claims. In the event of any termination of employment under this Section 3, Executive shall be under no obligation to seek other employment, and there shall be no offset against amounts due Executive under this Employment Agreement on account of any remuneration attributable to any subsequent employment that he may obtain. Executive acknowledges and agrees that the Employer’s obligation to make the payments set forth in Section 3.3 (other than those owing immediately prior to the Termination) are subject to the Executive’s prior execution of a release of claims against the Employer in the Employer’s standard form (the “Release”), which Release remains unrevoked throughout any period of revocation provided for thereunder.

3.6 Additional Taxes. In the event Executive incurs (through withholding or otherwise) excise tax under Section 4999 of the Internal Revenue Code of 1986 (the “Code”), as amended, on “excess parachute payments” (as defined in Section 280G(b) of the Code) from Employer, Employer shall pay Executive such additional amounts as are necessary to place Executive in the same after-tax financial position that he would have been in had he not incurred any tax liability under Sections 4999 of the Code in respect of such payments; provided, however, that Employer shall not be required to pay to Executive an amount in excess of a multiple of two (2) times his then current Base Salary and that in consideration of such payment, Executive agrees to cooperate with the reasonable requests of Employer in connection with its contest, or other action as it may deem appropriate, of any loss or limitation of deductions to Employer in respect of such payments.

4. Miscellaneous Provisions.

4.1 Severability. If in any jurisdiction any term or provision hereof is determined to be invalid or unenforceable, (a) the remaining terms and provisions hereof shall be unimpaired, (b) any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and (c) the invalid or unenforceable term or provision shall, for purposes of such jurisdiction, be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

4.2 Execution in Counterparts. This Employment Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement (and all signatures need not appear on any one counterpart), and this Employment Agreement shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.

4.3 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given when delivered by hand, or when delivered if mailed by registered or certified mail or private courier service, postage prepaid, return receipt requested or via facsimile (with confirmed answerback) as follows:

If to Employer, to:

Evelyn Blake, Secretary
Photo-Eyewear, Inc.
4502 Starkey Road, Suite 109
Roanoke, VA 24018

Copy to:

Adrian Rich, Esq.
Dorsey & Whitney LLP 305 Lytton Avenue Palo Alto, CA 94301

If to Executive, to:

Ronald D. Blum, O.D. 5320 Silver Fox Road Roanoke, Virginia 24018

or to such other address(es) as a party hereto shall have designated by like notice to the other parties hereto. Any such notice shall be deemed given when so delivered personally, telegraphed, or sent by a national air courier service (such as Federal Express) or, if mailed, five days after the date of deposit in the United States mails.

4.4 Amendment. No provision of this Employment Agreement may be modified, amended, waived or discharged in any manner except by a written instrument executed by Employer and Executive.

4.5 Entire Agreement. This Employment Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof; and supersedes all prior agreements and understandings of the parties hereto, oral or written, with respect to the subject matter hereof.

4.6 Applicable Law. This Employment Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia applicable to contracts made and to be wholly performed therein without regard to its conflicts or choice of law provisions.

4.7 Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Employment Agreement.

4.8 Binding Effect; Successors and Assigns. Executive may not delegate his duties or assign his rights hereunder. This Employment Agreement will inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

4.9 Waiver, etc. The failure of either of the parties hereto to at any time enforce any of the provisions of this Employment Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Employment Agreement or any provision hereof or the right of either of the parties hereto to thereafter enforce each and every provision of this Employment Agreement. No waiver of any breach of any of the provisions of this Employment Agreement shall be effective unless set forth in a written instrument executed by the party against whom or which enforcement of such waiver is sought, and no waiver of any such breach shall be construed or deemed to be a waiver of any other or subsequent breach.

4.10 Capacity, etc. Executive and Employer hereby represent and warrant to the other that: (a) he or it has full power, authority and capacity to execute and deliver this Employment Agreement, and to perform his or its obligations hereunder; (b) such execution, delivery and performance will not (and with the giving of notice or lapse of time or both would not) result in the breach of any agreements or other obligations to which he or it is a party or he or it is otherwise bound; and (c) this Employment Agreement is his or its valid and binding obligation in accordance with its terms.

4.11 Enforcement. If any party institutes legal action to enforce or interpret the terms and conditions of this Employment Agreement, the prevailing party shall be awarded reasonable attorneys’ fees at all trial and appellate levels, and the expenses and costs incurred by such prevailing party in connection therewith. Venue for any such action shall exclusively be in Roanoke, Virginia.

4.12 Section 409A.

4.12.1 The Company intends that all severance payments made under this Agreement comply with, or be exempt from, the requirements of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”) so that none of the payments or benefits will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be exempt.

4.12.2 Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to Executive, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A (together, the “Deferred Payments”) will be paid or otherwise provided until Executive has a “separation from service” within the meaning of Section 409A. Further, if, at the time of Executive’s separation from service, Executive is a “specified employee” within the meaning of Section 409A, payment of such Deferred Payments will be delayed to the extent necessary to avoid the imposition of the additional tax imposed under Section 409A, which generally means that Executive will receive payment on the first payroll date that occurs on or after the earlier of (i) date that is six (6) months and one (1) day following Executive’s separation from service or (ii) the date of Executive’s death, in each case with such first payment including any amounts Executive would have received had payments commenced on the date of Executive’s separation from service. Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. In no event will the Company reimburse Executive for any taxes that may be imposed on Executive as a result of Section 409A.

4.12.3 Executive shall receive severance benefits only if Executive (a) executes and returns to the Company, within the applicable time period set forth therein but in no event more than forty-five (45) days following the date of separation from service, and (b) does not revoke, within a seven (7) day period following such execution or such other time period required by applicable law, a Release, and permits such Release to become effective and irrevocable in accordance with its teens (the end of the maximum revocation period following the latest permitted date, the “Release Deadline”). If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the separation agreement could become effective in the calendar year following the calendar year in which Executive separates from service, the separation agreement will not be deemed effective any earlier than the Release Deadline. None of the severance benefits will be paid or otherwise delivered prior to such Release being effective and irrevocable. Subject to any payment delay necessary to comply with Section 409A, your severance payments shall commence on the first payroll date following the effectiveness of the Release, with the first payment including any amounts Executive would have received had payments commenced on the date of Executive’s separation from service.

4.12.4 If you die before all amounts have been paid, such unpaid amounts will be paid to your designated beneficiary, if living, or otherwise to your personal representative in accordance with the original payment schedule.

4.13 Arbitration.

(a) Any dispute under Section 3 of this Employment Agreement, including but not limited to the determination by the Board of a termination for Cause pursuant to Section 3.2.3 hereof or in respect of the breach thereof will be settled by arbitration in Roanoke, Virginia. The arbitration will be accomplished in the following manner. Either party may serve upon the other party written demand that the dispute, specifying the nature thereof, shall be submitted to arbitration. Within 10 days after the service of such demand, each of the parties will designate an arbitrator and serve written notice of such appointment upon the other party. If either party fails within the specified time to appoint such arbitrator, the other party will be entitled to appoint both arbitrators. The two arbitrators so appointed will appoint a third arbitrator.

(b) The decision of the arbitrators will be final and binding upon the parties. The arbitration will be conducted, to the extent consistent with this Section 4.12, in accordance with the then prevailing rules of commercial arbitration of the American Arbitration Association or its successor.

(c) Pending the outcome of the arbitration proceeding, Employer shall pay Executive all amounts due to Executive under this Employment Agreement without regard to the dispute; provided, however, that if Employer shall be the prevailing party in such proceedings, Executive shall be required promptly to repay all amounts received during such pendency. Employer recognizes that Executive would be irreparably harmed if Employer does not continue to pay Executive all amounts due pending the outcome of the arbitration proceeding. In the event that Employer shall fail to continue making any such payments, Employer agrees that such event shall automatically and conclusively be deemed a termination without cause by Employer pursuant to Section 3.2.4 hereof and Executive shall have the rights set forth in Section 3.3.2 hereof, and the dispute in arbitration shall be deemed to have been conclusively found against Employer.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Employment Agreement has been executed and delivered by the parties hereto as of the date first above written.

EMPLOYER:	Photo-Eyewear, Inc.

	By:	/s/ Evelyn Blake Harris
	Name:	Evelyn Blake Harris
	Title:	Secretary

EXECUTIVE:

/s/ Ronald D. Blum
Ronald D. Blum, O.D.

EXHIBIT A

Proprietary Information and Invention Assignment Agreement